SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Telanetix, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

879180206
(CUSIP Number)

Martin M. Hale, Jr. 570 Lexington Avenue 49th Floor New York, New York 10022 (212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879180206	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,358,935 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,358,935 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,358,935 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.1%
14	TYPE OF REPORTING PERSON IN

1 The number of shares reported in this Schedule 13D/A reflects the reverse stock split at a ratio of one (1) share for each seventy-five (75) shares that the Company effected on June 1, 2011.

CUSIP No. 879180206	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,452,978 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,452,978 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,452,978 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Hale Fund Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,905,957 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,905,957 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,905,957 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,905,957 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,905,957 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,905,957 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 879180206	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON EREF-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 622,705 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 622,705 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 622,705 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON HCP-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,905,957 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,905,957 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,905,957 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON CBG-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 830,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 830,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 830,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879180206	SCHEDULE 13D/A	Page 9 of 12 Pages

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed by the Reporting Persons on July 12, 2010 (the "Original Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1") filed by the Reporting Persons on April 27, 2011 (the Original Schedule 13D, as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Telanetix, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 amends Items 4, 5, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On December 14, 2012, the Purchasers entered into a Payoff Letter with the Issuer (the "Payoff Letter") pursuant to which the Issuer paid in full the outstanding Notes. The Notes were paid using the proceeds of a new term loan to the Issuer evidenced by a certain Loan Agreement (the "Loan Agreement") dated as of December 14, 2012 by and among the Issuer and its direct and indirect subsidiaries (together with the Issuer, the "Borrowers") and East West Bank (the "Senior Lender") and that certain Promissory Note (the "Senior Note") issued by the Borrowers in favor of the Senior Lender providing for a term loan in the principal amount of $7,500,000. In connection with the payment in full of the Notes, which contractually were not prepayable, an Event of Default Redemption Price (as defined in each Note) was required to be paid by the Issuer to the Purchasers. In payment of the applicable Event of Default Redemption Prices, on December 14, 2012, the Borrowers executed and delivered Subordinated Promissory Notes to the Purchasers in the aggregate original principal amount of $1,726,659.72 (collectively, the "Subordinated Notes"). The unpaid balance of the Subordinated Notes accrues interest at the Prime Rate (as quoted in the "Money Rates" column of The Wall Street Journal (Western Edition)) plus 1.750 percentage points or the maximum legal rate, resulting in an initial interest rate of 5.000 percentage points per annum based on a year of 360 days, subject to certain adjustments as provided in the Subordinated Notes. The principal and all accrued and unpaid interest under the Subordinated Notes are to be paid on the earliest of (a) June 14, 2017, (b) the date of the acceleration of the Subordinated Notes in accordance with the terms of the Subordinated Notes, and (c) the date of the payment in full of all obligations under the Senior Note. The obligations of the Borrowers under the Subordinated Notes are secured by security interests in substantially all of the Borrowers' assets, including intellectual property, with HCPT serving as collateral agent for the Purchasers in their capacity as lenders, as evidenced by that certain Security Agreement dated December 14, 2012 between the Borrowers and HCPT, as collateral agent for the Purchasers in their capacity as lenders (the "Security Agreement"). The Security Agreement contains many of the same affirmative and negative covenants as the Loan Agreement, but does not contain any financial covenants. The Payoff Letter, the Form of the Subordinated Notes and the Security Agreement are referenced as Exhibits 6, 7 and 8 hereto, respectively.

CUSIP No. 879180206	SCHEDULE 13D/A	Page 10 of 12 Pages

As a condition precedent to the Senior Lender making the term loan referenced above, the Purchasers and HCPT, as collateral agent for the Purchasers in their capacity as lenders, were required to enter into a Subordination and Intercreditor Agreement (the "Subordination Agreement") with the Senior Lender (which was acknowledged by the Borrowers) pursuant to which the Borrowers' obligations to the Purchasers under the Subordinated Notes (and all liens and security interests granted by the Borrowers to secure those obligations) were subordinated to the obligations of the Borrowers to the Senior Lender (and all liens and security interests granted by the Borrowers to secure the obligations of the Borrowers to the Senior Lender). Under the Subordination Agreement, payments cannot be made or received under the Subordinated Notes, the Purchasers cannot commence any action to collect on the obligations under the Subordinated Notes, and the Purchasers and HCPT, as collateral agent, cannot take any Enforcement Action (as defined in the Subordination Agreement) with respect to their collateral until the Senior Lender's obligations are paid in full. The Subordination and Intercreditor Agreement is referenced as Exhibit 9 hereto.

The summaries of the Payoff Letter, the Subordinated Notes, the Security Agreement and the Subordination and Intercreditor Agreement are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibits 6, 7, 8 and 9 to this Schedule 13D. The Form of the Subordinated Notes, the Security Agreement and the Subordination and Intercreditor Agreement are incorporated by reference to Exhibits 4.2, 10.3, 10.2, respectively, of the Current Report on Form 8-K filed by the Issuer on December 18, 2012 (the “December Form 8-K”), respectively).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon 5,120,102 shares of Common Stock outstanding , which consists of (i) 4,820,098 shares of Common Stock outstanding as of October 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2012 filed with the SEC on October 30, 2012 and (ii) 300,004 shares of Common Stock issued to the Purchasers on November 8, 2012 as Post-Closing Adjustment Shares (as defined in the Purchase Agreement) pursuant to Section 1(e) of the Purchase Agreement.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 879180206	SCHEDULE 13D/A	Page 11 of 12 Pages

(c)	On November 8, 2012, the Issuer effected a Contingent Share Issuance (as defined in the Purchase Agreement) pursuant to Section 1(e) of the Purchase Agreement of 200,003, 42,857 and 57,144 Post-Closing Adjustment Shares to HCPT, EREF and CBG, respectively. Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuer’s stock during the past 60 days.

(d)	No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented as follows:

Other than as described in Item 4 and such agreements previously described in the Original Schedule 13D and in Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 6: Payoff Letter

Exhibit 7: Form of Subordinated Promissory Notes (incorporated by reference to Exhibit No. 4.2 of the December Form 8-K)

Exhibit 8: Security Agreement (incorporated by reference to Exhibit No. 10.3 of the December Form 8-K)

Exhibit 9: Subordination and Intercreditor Agreement (incorporated by reference to Exhibit No. 10.2 of the December Form 8-K)

CUSIP No. 879180206	SCHEDULE 13D/A	Page 12 of 12 Pages

 SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2012

HALE FUND MANAGEMENT, LLC

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HALE FUND PARTNERS, LLC

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HALE CAPITAL PARTNERS, LP
By: Hale Fund Partners, LLC,
its General Partner

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

EREF-TELA, LLC
By: Hale Fund Management, LLC,
its Manager

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HCP-TELA, LLC
By: Hale Fund Management, LLC,
its Managing Member

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

CBG-TELA, LLC
By: Hale Fund Management, LLC,
its Manager

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

/s/ Martin M. Hale
MARTIN M. HALE, JR.